Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 DEC 16 AM 9:3

LINDEMANS
making life more enjoyable

2 December 2002

02060531

The Manager
Stop 3-9
Office of International Corporate Fina
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
ALLOTMENT OF SHARES

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat@southcorp.com.au

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

Facsimile 1300 300 021

2 December 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

ALLOTMENT OF SHARES

We advise that 259,000 additional fully paid ordinary shares in the capital of the Company were allotted on 1 November 2002 at an issue price of $4.65 per share (ranking equally with all other ordinary shares in the Company, including the right to dividends), pursuant to the 1999 Southcorp Employee Share Plan and the 1999 Southcorp International Employee Equity Plan.

There are 390,700 options remaining in the 1999 series.

Application will be made for quotation of the shares by Australian Stock Exchange Limited.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 DEC 16 AM 9:27

LINDEMANS
making life more enjoyable

5 December 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
INVESTMENT MARKET UPDATE

We enclose herewith for filing a copy of an announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

LINDEMANS
making life more enjoyable

5 December 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir/Madam

INVESTMENT MARKET UPDATE – DECEMBER 2002

Please find attached an Invesmtent Market Update prepared by Southcorp and distributed to the investment market today.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP

DECEMBER 2002

Investment Market Update



New Senior Appointments · Brand & Marketing Activities · Market Trend Data · Southcorp's Positioning in the Liquor Trade · Wine Awards

Senior Appointments

Southcorp has continued to strengthen its organisational capabilities, especially in the areas of sales and marketing. A number of new appointments have been made over recent weeks. These include:

Neil Barker – Director of Sales, Australasia. Neil will be located at Artarmon and report to Michael East (Executive Sales Director, Australasia). He will be responsible for building long term growth-based trading partnerships with key retailers, as well as strengthening the capabilities of Southcorp's Australasian sales team.

Neil has extensive domestic and international experience within FMCG blue chip companies, including Mars Inc, PepsiCo Inc and Frito Lay in positions including National Account Director, Sales Director and General Manager Grocery across UK and Australian markets.

Neil was most recently General Manager Grocery Smiths Snack Foods (Frito Lay), where he was a member of the Executive Committee with responsibility for $300 million in revenue and the management of 280 staff, including National Account and State Operational Managers.

Neil was also responsible for deployment of advanced category management worldwide.

Neil holds a Bachelor of Science (Hons) Degree.

David Marr – General Manager, Sales Support, Australasia. David is located at Artarmon and reports to Michael East.

David's role is responsible for all sales planning, financial and management reporting analysis, demand planning and sales support functions across the Region.

David was previously the Finance and Administration Manager for the Consumer Foods Division of Goodman Fielder and prior to that has held a number of senior roles within Goodman Fielder, as well as JP Morgan and KPMG Peat Marwick. David holds a Bachelor of Financial Administration and is a Chartered Accountant.

Jensen Farley has been appointed **Customer Marketing Manager – Liquor Stores (Australia).** Jensen worked previously with Maxxium, as Trade Marketing Manager, and also Bacardi-Martini and Coca Cola Amatil. Jensen holds a Bachelor of Business.

Tamara Holliday has been appointed **Trade Marketing Manager – Super Premium Wines (Australia)** with responsibility for Trade Marketing activities of all of Southcorp's "Red Box" or super premium wines. This involves all channels of distribution to the market, including: national accounts, liquor stores, hotels and "on premise". Tamara is an internal appointment and was previously the Liquor Store Key Accounts Executive. She has also worked with Barrington Wines and Coca Cola. She holds a Bachelor of Business.

In winemaking, **Glenn James** has been appointed **Senior Winemaker/Manager** of Southcorp's Nurioopta winery in the Barossa Valley. Glenn replaces Fiona Donald who has taken a new part-time role in the Southcorp Grower Liaison Team. Glenn was most recently Group Winemaker with BRL Hardy.

At the Seppelt Great Western Winery, **Arthur O'Connor** has been appointed **Senior Winemaker/ Manager.** Arthur will be responsible for table and sparkling wines for Victoria and Tasmania. Arthur returns to Australia after spending five years in the Californian wine industry. Before leaving Australia he had responsibility for winemaking at Rosemount Estate in the Hunter Valley.



Brand & Marketing Activities

New product and marketing initiatives across the Southcorp portfolio include the following:

Penfolds Thomas Hyland Range

The new Penfolds Thomas Hyland range of wines were launched in November in Australia.

The wines are:

2001 Thomas Hyland Shiraz

2001 Thomas Hyland Cabernet Sauvignon

2002 Thomas Hyland Chardonnay

This is the first time since 1994 that a new range of Penfolds wines has been released. The Thomas Hyland range is positioned between the Koonunga Hill and Bin Range and is designed to broaden the Penfolds offering in the premium commercial category. The wines have a recommended retail price of A$18.99.

According to Penfolds Chief Winemaker, Peter Gago, the new wines offer all the hallmarks of the Penfolds genre. Thomas Hyland wines are single varietals that can be enjoyed young, yet possess a typical Penfolds structure that supports ageing.

Earlier in the year the inaugural vintage of Penfolds Thomas Hyland Shiraz (2000) and the Penfolds Thomas Hyland Chardonnay (2001) were released in the United States to critical acclaim. The May 2002 issue of Wine Spectator rated the 2001 Penfolds Thomas Hyland Chardonnay 90 points and described the wine as: "Easily the best Australian chardonnay at its price point... it sets a new standard for chardonnay under $25".

The Wine Report in Atlanta, reviewed the 2000 Penfolds Thomas Hyland Shiraz with a 90 point rating and commented: "...full bodied but velvety, scorers regaled this wine's complex tastes of earth, ripe blackberries, liquorice and leather. One of the highest scoring food wines to date".


Penfolds
Thomas Hyland
Shiraz

Lindemans Bin 75 Riesling

A Riesling has been added to the Lindemans Bin Series. The 2002 Lindemans Bin 75 Riesling – which won a bronze medal at the Cowra Wine Show – has recently been released. The wine is sourced from the Padthaway Region in South Australia. In Australia, the wine has a recommended retail price of A$8.99. The introduction fills out the Lindemans Bin Series range, with Riesling being the third most popular varietal in Australia.

Leo Buring


Leo Buring
Riesling

Southcorp's Leo Buring brand released three premium Rieslings in August (the 2002 Leonay Watervale DWF 18 – A$30; the 2002 Leo Buring Clare Valley – A$15; the 2002 Leo Buring Eden Valley Riesling – A$15). The release marked the completion of the renovation of the Leo Buring range, from nine wines, to the exclusive production of three Premium and Super Premium Rieslings. The new Rieslings are initially available in restaurants and are expected to be available to the general trade next year. The three new 2002 vintage wines have won a total of 13 Gold, Silver and Bronze awards while Leo Buring Riesling (all vintages) has won 40 awards this year.

Las Vegas Vertical Grange Tasting

Southcorp was invited by Wine Spectator to participate in the Californian Wine Experience, held recently in Las Vegas. Southcorp was the only Australian wine company to participate, with a ten vintage tasting (1978-1988) of Penfolds Grange. The tasting, conducted by Peter Gago and John Duval, was for 1,200 paying guests, including high-end consumers, collectors, trade and sommeliers. The tasting has been widely recognised as the highlight of the Californian Wine Experience.



Market Trend Data

Australia Table Wines

Volume	52 Weeks			13 Weeks		
	000s 9LE	% Change	Rank	000s 9LE	% Change	Rank
Total Market	11,759	6.7%		3,015	12.2%	
Total Southcorp Wines	2,910	-0.9%		735	26.3%	
Penfolds	426	-4.8%	6	118	10.8%	5
Rosemount	749	2.8%	1	176	8.2%	2
Lindemans	737	39.1%	2	203	71.1%	1
Value	52 Weeks			13 Weeks		
	$000s	% Change	Rank	$000s	% Change	Rank
Total Market	1,598,755	8.0%		406,997	11.8%	
Total Southcorp Wines	385,380	0.1%		93,092	11.9%	
Penfolds	98,125	-6.9%	2	22,927	15.6%	2
Rosemount	105,992	2.0%	1	24,337	5.1%	1
Lindemans	53,278	39.7%	3	20,813	67.4%	3

Source: *AC Nielsen LiquorScan October 2002*

- Australian table wine showed strong growth for the last quarter, returning to double-digit growth in both volume and value.
- Southcorp's total performance has had a significant turnaround in the current quarter, displaying growth above market in volume and value. This growth is driven by premium brands and, in particular, Lindemans and Penfolds.
- All of Southcorp's premium brands performed positively for the quarter (21% growth in value overall), with Diamond Varietals and Wynns being the exceptions.
- Key ranges of premium brands (for example, Penfolds Rawsons Retreat, Lindemans Reserve, Bin Series and Cawarra) are strong performers, assisting Southcorp to achieve quarterly volume growth above total market.
- The Top 3 value brands are: No. 1 Rosemount, 2 Penfolds and 3 Lindemans.

USA Table Wines

Volume	52 Weeks			13 Weeks		
	000s 9LE	% Change	Rank	000s 9LE	% Change	Rank
Total Market	58,499	4.6%		14,007	3.1%	
Total Import Wine	9,575	13.5%		2,410	14.5%	
Total Australian Wine	2,161	39.5%		616	55.4%	
Total Southcorp Wines	1,183	27.0%		300	37.4%	
Penfolds	69	156.5%	82	23	233.2%	69
Rosemount	458	27.7%	30	116	34.8%	28
Lindemans	643	21.8%	18	158	31.1%	18
Value	52 Weeks			13 Weeks		
	$000s	% Change	Rank	$000s	% Change	Rank
Total Market	3,461,489	7.3%		828,335	5.0%	
Total Import Wine	745,979	14.6%		186,656	14.3%	
Total Australian Wine	200,174	34.7%		55,138	44.3%	
Total Southcorp Wines	111,137	24.1%		27,473	27.1%	
Penfolds	8,084	134.6%	72	2,610	182.8%	58
Rosemount	48,380	24.7%	21	11,874	24.4%	19
Lindemans	52,995	16.9%	18	12,752	19.5%	17

Source: AC Nielsen LiquorScan October 2002



Market Trend Data cont.

- The Table Wine Category in the US continues to grow but has slowed over the last quarter (5.0% for the current quarter and 7.3% for the year).
- Imported wines continue to grow at a faster rate than domestic wines; Australian wines had a 5.4% unit volume growth and 44.3% value growth for the last quarter.
- Over the last month, Southcorp wines displayed a 24.4% value growth (over 5 times the table wine growth but lower than the Australian category – given the strong base it derives from). Southcorp's depletions for the 4 weeks has been 30%.
- Southcorp's core premium brands are displaying continued strong growth – Lindemans up 19.5% in value terms; Rosemount up 24.4% and Penfolds 182.8% (13 weeks).
- Lindemans is ranked #17 in value terms, Rosemount #19 and Penfolds #58 of all wines sold in the United States.
- The introduction of 1.5 litre products by Rosemount and Lindemans (one of the fastest growing categories and an area where Southcorp did not have an adequate product presence) has been very successful, with Lindemans 1.5 litre showing a 76.4% value growth and 96.7% volume growth for the quarter, and Rosemount a 542% value growth and 1,269% volume growth. The pricing points for these products means that the average price for the portfolio is reduced. According to AC Nielsen data, the demographics of the 1.5L consumer are different to the 750ml buyer, suggesting cannibalisation will be minimal. In addition, the 1.5L consumer is very size loyal, reinforcing the theory that the addition of the 1.5L offerings should attract new consumers and drive incremental sales.

UK Table Wines

Volume	52 Weeks			8 Weeks		
	000s 9LE	% Change	Rank	000s 9LE	% Change	Rank
Total Market	67,507	6.6%		11,424	6.0%	
Total Australian Wine	12,786	23.1%		2,272	26.5%	
Total Southcorp Wines	2,883	21.7%		658	69.3%	
Penfolds	571	24.0%	11	76	-20.0%	14
Rosemount	1,036	44.0%	6	233	79.6%	7
Lindemans	1,028	5.5%	8	262	83.2%	3
Value	**52 Weeks**			**8 Weeks**		
	$000s	% Change	Rank	$000s	% Change	Rank
Total Market	2,980,000	7.1%		501	5.9%	
Total Australian Wine	664,000	20.5%		119	25.6%	
Total Southcorp Wines	177,982	19.9%		38,742	58.4%	
Penfolds	37,205	18.9%	11	5,041	-17.9%	12
Rosemount	68,581	31.2%	5	14,176	55.4%	4
Lindemans	59,322	10.8%	7	14,554	81.4%	3

Source: AC Nielsen Audit 31 August 2002

- Total UK wine consumption, in value and volume terms, declined relative to the 12 month period, although Australian wine growth increased in the last 8 weeks relative to the 52 week rate.
- Total Australian wine value growth continued to exceed the broader market, growing 25.6% in value, compared with 5.9% for the total market (8 weeks).
- Total Southcorp wine growth exceeded the market, led by a strong growth in Lindemans and Rosemount.
- Penfolds growth declined for the 8 weeks due to the failure to achieve defined promotional slots in major grocers. There has been a turnaround in major grocers, Tesco and Sainsburys in the latest 4 week data.

Southcorp's Positioning in the Liquor Trade

A recent research study by Epoque International and Celsius Research on behalf of the Liquor Merchants of Australia (August – September 2002) has provided an assessment of Southcorp's performance with the liquor trade in relation to representation; terms of trade; promotions; supply chain management and delivery service.

The study involved 37 "Majors", representing the majority of the retail market (excludes Woolworths) and 204 other outlet owners and managers. The results indicate Southcorp's highly competitive performance as a supplier across a range of measures. The results provide confidence of a strong and improving relationship with the retail trade.

Key Findings

Findings on key questions are provided below.

1 Their key account management is excellent	
% Agreement for Southcorp	81%
Southcorp's Ranking	1st out of 11
Nearest Competitor	65%
Median % of Competitors	46%
2 They help to grow the profitability of my business	
% Agreement for Southcorp	57%
Southcorp's Ranking	2nd out of 11
Nearest Competitor	59%
Median % of Competitors	40%
3 An excellent company (marketing & Other arrangements)	
% Agreement for Southcorp	78%
Southcorp's Ranking	1st out of 11
Nearest Competitor	73%
Median % of Competitors	48%
4 Customer service reps are excellent	
% Agreement for Southcorp	35%
Southcorp's Ranking	1st out of 11
Nearest Competitor	32%
Median % of Competitors	23%



SOUTHCORP
Investment Market
Update

Wine Awards

Southcorp's commitment to wine quality is being reflected in continuing strong wine show awards. The following table shows the awards granted in Australia this calendar year:

Total Awards

Trophies	22
Gold	154
Silver	230
Bronze	528

The following provides the awards gained at the Canberra Wine Show and Hobart Wine Show, held in November.



2002 Canberra Wine Show

At the Canberra Wine Show, held in November, Southcorp was awarded 5 Trophies and 20 Gold medals, 25 Silver and 30 Bronze medals.

Trophies

2001 Seppelt Chalambar Shiraz – The Westende Trophy – Best Dry Red Table Wine 2001 Vintage
2000 Rosemount Rose Orange Shiraz – Rydges Hotel Trophy – Best Dry Red Shiraz – Premium Class
2000 Rosemount Rose Orange Shiraz – John Ryan Trophy, Best Red in Wine Show
2000 Seppelt Victorian Collection Pinot Noir – The Riedel Trophy – The Pinot Trophy 2000 and Older Vintage
1991 Leo Buring Leonay Watervale Riesling – Wine Society Trophy – The Riesling Trophy 2000 and Older Vintage

Gold Medals

2001 Seppelt Chalambar Shiraz
2000 Rosemount Rose Orange Shiraz
2000 Seppelt Victorian Collection Pinot Noir
2000 Penfolds RWT Barossa Shiraz
2000 Rouge Homme Shiraz Cabernet
2000 Rosemount McLaren Vale Grenache Shiraz Mataro
2000 Coldstream Reserve Pinot Noir
2000 Seppelt Chalambar Shiraz
1991 Leo Buring Leonay Watervale Riesling
1999 Seppelt Drumborg Riesling
NV Seppelt DP20 Oloroso
NV Seppelt DP898 Museum Amotillado
NV Seppelt DP104 Oloroso
NV Seppelt DP273 Oloroso
NV Seppelt DP64 Tokay
NV Seppelt DP86 Tawny
1987 Seppelt GR124 Vintage Port
NV Seppelt DP116 Amontillado
NV Seppelt DP63 Show Muscat
NV Seppelt DP90 Show Tawny

2002 Hobart Wine Show

At the Hobart Wine Show, held in November, Southcorp won one Trophy, 22 Gold Medals, 23 Silver Medals and 48 Bronze medals.

Trophies

1994 Leo Buring Eden Valley Leonay Riesling – 9-11 Trophy – Best Varietal White

Gold Medals

NV Seppelt DP116 Amontillado
NV Seppelt DP90 Show Tawny
1998 Seppelt GR390 Vintage Port
NV Seppelt DP59 Rare Tokay
NV Seppelt DP63 Show Muscat
2001 Coldstream Reserve Cabernet
2001 Seppelt Victorian Collection Shiraz
2001 Seppelt Chalambar Shiraz
1999 Penfolds Bin 707 Cabernet Sauvignon
2000 Seppelt Chalambar Shiraz
2000 Seppelt St Peters Shiraz
2000 Penfolds Thomas Hyland Shiraz
2000 Rosemount Show Reserve McLaren Vale Shiraz
1999 Penfolds Bin 28 Shiraz
1999 Lindemans Pyrus Cabernet Sauvignon Merlot Cabernet Franc
2000 Rouge Homme Shiraz Cabernet
2000 Rosemount Mountain Blue Mudgee Shiraz Cabernet
1994 Leo Buring Eden Valley Leonay Riesling
2002 Penfolds Eden Valley Reserve Riesling
2000 Seppelt Jaluka Chardonnay
2000 Penfolds Yattarna Chardonnay
1991 Leo Buring Leonay Watervale Riesling

The Investment Market Update is an occasional briefing document prepared by Southcorp Investor Relations & Corporate Affairs. Recent investment presentational material available on the Southcorp website (www.southcorp.com.au) includes:

- Asian Institutional Investment Presentation (November)
- Building Relationships with Southcorp Growers (October)
- National Grape Resources (October)
- 2002 Vintage Report

For information, please contact:
Dr Robert Porter
General Manager Investor Relations & Corporate Affairs
Email: robert.porter@southcorp.com.au
Phone: 61 2 9465 1154
Southcorp Limited
403 Pacific Highway, Artarmon, New South Wales 2064